MTU Aero Engines

PROCESSED
JUN 26 2008
THOMSON REUTERS

RECEIVED
2008 JUN 19 P 12:
OFFICE OF INTERNAT
CORPORATE FIN

BY COURIER

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302 [redacted]
450 Fifth Street, NW
Washington, DC 20549

SUPPL

08003353

München, 12.06.2008

MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

1) Notification in the "elektronischer Bundesanzeiger", concerning the Supervisory Board, on April 14, 2008

2) Notification in the "elektronischer Bundesanzeiger", concerning the Supervisory Board, on May 9, 2008

3) Notification in the "elektronischer Bundesanzeiger", concerning the Supervisory Board, on May 15, 2008

4) Notification of the purchase of own shares published at DGAP (Deutsche Gesellschaft für Ad-hoc-Publizitaet) on June 12, 2008

dlw 6/20

MTU Aero Engines Holding AG
P.O. Box 50 06 40
80976 Munich · Germany
Delivery Address:
Dachauer Straße 665
80995 Munich · Germany
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Registered Office:
Munich
Commercial Register:
Munich, HRB No. 157206
VAT REG No.: DE 814400965

Bank Details:
Deutsche Bank AG, Munich
Bank Sorting Code: 700 700 10
Bank Account: 194 13 01

Board of Management:
Egon Behle, CEO
Dr. Rainer Martens
Dr. Stefan Weingartner
Reiner Winkler
Chairman of the Supervisory Board:
Klaus Eberhardt

MTU Aero Engines

RECEIVED

2008 JUN 19 P 12:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel
Encl.

FERINO, Petra

Von: newsroom@dgap.de

Gesendet: Donnerstag, 12. Juni 2008 14:28

An: FERINO, Petra

Betreff: Bestaetigung ueber die Veröffentlichung einer Stimmrechtsmitteilung gemäß§ 26 WpHG, § 26 Abs. 1 Satz 2 / Confirmation of Publication: Voting Rights announcement

EquityStory AG | DGAP

ONLINE INVESTOR RELATIONS



Bestätigung über die Veröffentlichung einer Stimmrechtsmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Stimmrechtsmitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

RECEIVED
2008 JUN 19 P 12:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Confirmation of Publication: Voting Rights announcement

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Voting Rights announcement via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Verbreitungsnetzwerk / Distribution network

Mitteilung

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Erklärung nach § 26 Abs. 1 Satz 2 WpHG (Eigene Aktien)

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

12.06.2008
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Hiermit teilt die MTU Aero Engines Holding AG, ISIN DE000A0D9PT0, gemäß §§ 21 Abs. 1 Satz 1, 26 Abs. 1 Satz 2 WpHG mit, dass sie am 10. Juni 2008 die Schwelle von 5 % an ihren eigenen Aktien überschritten hat und nunmehr 5,02760 % (entspricht 2.614.354 Stimmrechten) eigene Aktien hält.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

-

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

Ende der Mitteilung DGAP Meldepflichten-Service

-

Ende der Mitteilung

DGAP Meldepflichten-Service
DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

Verbreitungssystem / News wire	Einspeisung / Release
Bloomberg	12.06.2008 14:26
Reuters	12.06.2008 14:26

vwd:	vwd	12.06.2008 14:26

Auswahl aus dem deutschen Medienbündel:

Medium / Media		Zuleitung / Distribution
	Dow Jones	12.06.2008 14:26
	dpa-afx	12.06.2008 14:26
	dgap.de	12.06.2008 14:26
	FTD	12.06.2008 14:26

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	12.06.2008 14:26
Belgien	De Tijd	12.06.2008 14:26
Belgien	Belga	12.06.2008 14:26
Bulgarien	Pari	12.06.2008 14:26
Bulgarien	econ.bg	12.06.2008 14:26
Bulgarien	BTA	12.06.2008 14:26
Dänemark	Borsen	12.06.2008 14:26
Dänemark	ErhvervsBladet	12.06.2008 14:26
Estland	Postimees	12.06.2008 14:26
Estland	Eesti Ekspress	12.06.2008 14:26
Estland/Lettland/Litauen	BNS	12.06.2008 14:26
Finnland	Kauppalehti Oy	12.06.2008 14:26
Finnland	Helsingin Sanomat	12.06.2008 14:26
Frankreich	Les Echos	12.06.2008 14:26
Frankreich	boursier.com	12.06.2008 14:26

Frankreich	AFP	12.06.2008 14:26
Griechenland	Express	12.06.2008 14:26
Griechenland	Reporter.gr	12.06.2008 14:26
Griechenland	ANA	12.06.2008 14:26
Großbritannien	The Financial Times	12.06.2008 14:26
Großbritannien	FT.com	12.06.2008 14:26
Großbritannien/Irland	Press Association	12.06.2008 14:26
Irland	Irish Independent	12.06.2008 14:26
Irland	The Irish Times	12.06.2008 14:26
Island	Vidskiptabladid	12.06.2008 14:26
Island	mbl.is	12.06.2008 14:26
Italien	Il Sole 24 Ore	12.06.2008 14:26
Italien	AGI	12.06.2008 14:26
Kroatien	Poslovni dnevnik	12.06.2008 14:26
Kroatien	Banka magazine	12.06.2008 14:26
Kroatien	Hina	12.06.2008 14:26
Lettland	Dienas Bizness	12.06.2008 14:26
Lettland	FinanceNet	12.06.2008 14:26
Liechtenstein	Liechtensteiner Volksblatt	12.06.2008 14:26
Liechtenstein	Radio Liechtenstein	12.06.2008 14:26
Litauen	Verslo Zinios	12.06.2008 14:26
Luxemburg	Luxemburger Wort	12.06.2008 14:26
Luxemburg	wort.lu	12.06.2008 14:26
Malta	Independent	12.06.2008 14:26

Malta	The Times of Malta	12.06.2008 14:26
Niederlande	Financieele Dagblad	12.06.2008 14:26
Niederlande	IEX.nl	12.06.2008 14:26
Niederlande	ANP	12.06.2008 14:26
Norwegen	aftenposten.no	12.06.2008 14:26
Norwegen	Aftenposten	12.06.2008 14:26
Norwegen	NTB	12.06.2008 14:26
Polen	Gazeta Prawna	12.06.2008 14:26
Polen	Parkiet	12.06.2008 14:26
Polen	PAP	12.06.2008 14:26
Portugal	Expresso	12.06.2008 14:26
Portugal	Lusa	12.06.2008 14:26
Portugal	Diario Economico	12.06.2008 14:26
Rumänien	Capital	12.06.2008 14:26
Rumänien	Ziarul financiar	12.06.2008 14:26
Rumänien	Rompres	12.06.2008 14:26
Schweden	Dagens Industri	12.06.2008 14:26
Schweden	e24	12.06.2008 14:26
Schweden	TT	12.06.2008 14:26
Schweiz	AWP	12.06.2008 14:26
Schweiz	Finanz und Wirtschaft	12.06.2008 14:26
Schweiz	finanzinfo.ch	12.06.2008 14:26
Skandinavien / Baltikum	OMX Group	12.06.2008 14:26
Slowakei	Hospodarske noviny	12.06.2008 14:26

	Slowakei	oPeniazoch	12.06.2008 14:26
	Slowakei	TASR	12.06.2008 14:26
	Slowenien	Finance	12.06.2008 14:26
	Slowenien	Kapital (not daily)	12.06.2008 14:26
	Slowenien	STA	12.06.2008 14:26
	Spanien	La Gacetta	12.06.2008 14:26
	Spanien	CincoDias	12.06.2008 14:26
	Spanien	EFE	12.06.2008 14:26
	Tschechische Republik	Hospodarske Noviny	12.06.2008 14:26
	Tschechische Republik	hn.ihned.cz	12.06.2008 14:26
	Tschechische Republik	CTK	12.06.2008 14:26
	Ungarn	MTI	12.06.2008 14:26
	Ungarn	magyartokepiac.hu	12.06.2008 14:26
	Ungarn	Magyar Tokepiac	12.06.2008 14:26
	Zypern	xak.com	12.06.2008 14:26
	Zypern	CNA	12.06.2008 14:26
	Zypern	Financial Mirror	12.06.2008 14:26
	Österreich	WirtschaftsBlatt	12.06.2008 14:26
	Österreich	wirtschaftsblatt.at	12.06.2008 14:26
	Österreich	APA	12.06.2008 14:26

Die auf den folgenden Seiten gedruckte Bekanntmachung entspricht der Veröffentlichung im Elektronischen Bundesanzeiger.

Daten zur Veröffentlichung:

Veröffentlichungsmedium:	Internet
Internet-Adresse:	www.ebundesanzeiger.de
Veröffentlichungsdatum:	15. Mai 2008
Rubrik:	Gesellschaften mit beschränkter Haftung
Art der Bekanntmachung:	Aufsichtsrat
Veröffentlichungspflichtiger:	MTU Aero Engines GmbH, München
Fondsname:	
ISIN:	
Auftragsnummer:	080512010748
Verlagsadresse:	Bundesanzeiger Verlagsges. mbH, Amsterdamer Straße 192, 50735 Köln

Dieser Beleg über eine Veröffentlichung im elektronischen Bundesanzeiger hat Dokumentencharakter für Nachweiszwecke. Wir empfehlen daher, diesen Beleg aufzubewahren. Zusätzliche beim Verlag angeforderte Belege sind **kostenpflichtig**.

MTU Aero Engines GmbH

München

Bekanntmachung gemäß § 19 Mitbestimmungsgesetz

A. Am 6. Mai 2008 wurden die nachstehenden Aufsichtsratsmitglieder der Arbeitnehmer gewählt:

1. Für die Arbeitnehmer:

Herr Josef Hillreiner
Herr Josef Mailer
Herr Klaus Diederichs
Ersatzmitglied: Herr Günther Rünzler

2. Für die leitenden Angestellten:

Herr Thomas Dautl
Ersatzmitglied: Frau Dr. Pamela Wehlitz

3. Für die Gewerkschaften:

Herr Michael Leppek
Herr Martin Kimmich

Es wurden keine Ersatzmitglieder gewählt.

B. Durch Gesellschafterbeschluss vom 8. Mai 2008 wurden die nachstehenden Aufsichtsratsmitglieder der Anteilseigner bestellt:

Herr Klaus Eberhardt
Herr Dr. Wilhelm Bender
Herr Dr. Jürgen M. Geißinger
Herr Prof. Dr. Walter Kröll
Herr Udo Stark
Herr Prof. Dr. Klaus Steffens

Die Amtszeit sämtlicher vorgenannter Aufsichtsratsmitglieder begann mit Beendigung der am 8. Mai 2008 stattgefundenen Gesellschafterversammlung.

München, im Mai 2008

MTU Aero Engines GmbH

Die Geschäftsführung

elektronischer

Bundesanzeiger

Die auf den folgenden Seiten gedruckte Bekanntmachung entspricht der Veröffentlichung im Elektronischen Bundesanzeiger.

Daten zur Veröffentlichung:

Veröffentlichungsmedium:	Internet
Internet-Adresse:	www.ebundesanzeiger.de
Veröffentlichungsdatum:	09. Mai 2008
Rubrik:	Aktiengesellschaften
Art der Bekanntmachung:	Aufsichtsrat
Veröffentlichungspflichtiger:	MTU Aero Engines Holding AG, München
Fondsname:	
ISIN:	
Auftragsnummer:	080512006697
Verlagsadresse:	Bundesanzeiger Verlagsges. mbH, Amsterdamer Straße 192, 50735 Köln

Dieser Beleg über eine Veröffentlichung im elektronischen Bundesanzeiger hat Dokumentencharakter für Nachweiszwecke. Wir empfehlen daher, diesen Beleg aufzubewahren. Zusätzliche beim Verlag angeforderte Belege sind **kostenpflichtig**.

MTU Aero Engines Holding AG

München

Bekanntmachung gemäß § 19 Mitbestimmungsgesetz

In der ordentlichen Hauptversammlung der MTU Aero Engines Holding AG am 30. April 2008 wurden folgende Personen als Vertreter der Anteilseigner in den Aufsichtsrat der Gesellschaft gewählt:

Herr Klaus Eberhardt, Düsseldorf,
Vorstandsvorsitzender der Rheinmetall AG, Düsseldorf

Herr Dr. Wilhelm Bender, Frankfurt/Main,
Vorstandsvorsitzender der Fraport AG, Frankfurt/Main

Herr Dr. Jürgen M. Geißinger, Herzogenaurach,
Vorsitzender der Geschäftsleitung der INA-Holding Schaeffler KG, Herzogenaurach

Herr Prof. Dr. Walter Kröll, Marburg,
ehem. Präsident der Helmholtz-Gemeinschaft Deutscher Forschungszentren e.V., Bonn

Herr Udo Stark, München,
ehem. Vorstandsvorsitzender der MTU Aero Engines Holding AG, München

Herr Prof. Dr. Klaus Steffens, Bernried,
ehem. Vorsitzender der Geschäftsführung der MTU Aero Engines GmbH, München

Die Amtszeit der Aufsichtsratsmitglieder hat mit Beendigung der vorgenannten ordentlichen Hauptversammlung begonnen.

München, im Mai 2008

MTU Aero Engines Holding AG

Der Vorstand

elektronischer

Bundesanzeiger

Die auf den folgenden Seiten gedruckte Bekanntmachung entspricht der Veröffentlichung im Elektronischen Bundesanzeiger.

Daten zur Veröffentlichung:

Veröffentlichungsmedium:	Internet
Internet-Adresse:	www.ebundesanzeiger.de
Veröffentlichungsdatum:	14. April 2008
Rubrik:	Aktiengesellschaften
Art der Bekanntmachung:	Aufsichtsrat
Veröffentlichungspflichtiger:	MTU Aero Engines Holding AG, München
Fondsname:	
ISIN:	
Auftragsnummer:	080412024980
Verlagsadresse:	Bundesanzeiger Verlagsges. mbH, Amsterdamer Straße 192, 50735 Köln

Dieser Beleg über eine Veröffentlichung im elektronischen Bundesanzeiger hat Dokumentencharakter für Nachweiszwecke. Wir empfehlen daher, diesen Beleg aufzubewahren. Zusätzliche beim Verlag angeforderte Belege sind **kostenpflichtig**.

MTU Aero Engines

MTU Aero Engines Holding AG

München

Bekanntmachung gemäß § 19 MitbestG

Die Amtszeit des derzeitigen Aufsichtsrats endet mit Ablauf der am 30. April 2008 stattfindenden Hauptversammlung. Für die Zeit nach dieser Hauptversammlung sind in der Wahl vom 10. April 2008 gemäß den Vorschriften des MitbestG die nachstehenden Aufsichtsratsmitglieder der Arbeitnehmer und deren Ersatzmitglieder gewählt worden:

Aufsichtsratsmitglieder der Arbeitnehmer i.S.d. § 3 Abs. 1 Nr. 1 MitbestG:

Herr Josef Hillreiner

Herr Michael Behé

Herr Rudolf Domberger

Es wurden keine Ersatzmitglieder gewählt.

Aufsichtsratsmitglieder der Arbeitnehmer i.S.d. § 3 Abs. 1 Nr. 2 MitbestG (leitende Angestellte):

Herr Thomas Dautl
Ersatzmitglied: Frau Dr. Pamela Wehlitz

Aufsichtsratsmitglieder als Vertreter der Gewerkschaften:

Herr Michael Leppek

Frau Babette Fröhlich

Es wurden keine Ersatzmitglieder gewählt.

München, den 11. April 2008

MTU Aero Engines Holding AG

Der Vorstand

END